CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit	Offering Price	Registration Fee
Warrant to Purchase Common Stock, and underlying shares of Common Stock, par value $1 2/3 per share(1)	122,035,597(1)	$3.57(2)	$435,667,082(2)	$0(3)

(1)	There are being registered hereunder (a) a warrant for the purchase of 122,035,597 shares of common stock with an initial per share exercise price of $3.57 per share, (b) the 122,035,597 shares of common stock issuable upon exercise of such warrant and (c) such additional number of shares of common stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such warrant, which shares of common stock are registered hereunder pursuant to Rule 416.

(2)	Calculated in accordance with Rule 457(i) with respect to the initial per share exercise price of the warrant of $3.57.

(3)	A filing fee of $17,122 is calculated in accordance with Rule 457(r). This filing fee is offset by amounts previously paid by the Registrant in connection with the Registration Statement on Form S-3 (File No. 333-108532) and carried forward to the Registration Statement on Form S-3ASR (File No. 333-153332) filed by the Registrant. Of the fees of $629,402 with respect to $7,780,000,000 aggregate initial offering price of securities that were carried forward, $17,122 is offset against the filing fee due for this offering and $612,280 remains available for future registrations. This paragraph shall be deemed to update the “Calculation of Registration Fee” table in Registration Statement No. 333-153332.

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 4, 2008)
General Motors Corporation
Warrant to Purchase 122,035,597 Shares of Common Stock
122,035,597 Shares of Common Stock

     This prospectus supplement relates to the potential resale from time to time by selling securityholders of some or all of a warrant to purchase 122,035,597 shares of our common stock (subject to adjustment), and any shares of common stock issuable from time to time upon exercise of the warrant. In this prospectus supplement, we refer to the warrant and the shares of common stock issuable upon exercise of the warrant, collectively, as the securities. The warrant was originally issued by us to the United States Department of the Treasury. The initial exercise price applicable to the warrant is $3.57 per share of common stock for which the warrant may be exercised.
     The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of securities by the selling securityholders. However, we will receive proceeds if any selling securityholders exercise their warrants and the exercise price is paid in cash.
     Our common stock is listed in the United States on the New York Stock Exchange under the symbol “GM.” The last reported sale price of our common stock on the New York Stock Exchange on January 23, 2009 was $3.49 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

January 29, 2009

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT	i
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	i
USE OF PROCEEDS	S-1
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY	S-1
DESCRIPTION OF THE WARRANT	S-2
PLAN OF DISTRIBUTION	S-4
SELLING SECURITYHOLDERS	S-6
Prospectus

ABOUT THIS PROSPECTUS	1
PRINCIPAL EXECUTIVE OFFICES	1
WHERE YOU CAN FIND MORE INFORMATION	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
DESCRIPTION OF GENERAL MOTORS CORPORATION	3
RISK FACTORS	4
FORWARD-LOOKING STATEMENTS	4
RATIO OF EARNINGS TO FIXED CHARGES	4
USE OF PROCEEDS	5
OVERVIEW OF OUR CAPITAL STOCK	5
DESCRIPTION OF COMMON STOCK	6
DESCRIPTION OF PREFERRED STOCK	8
DESCRIPTION OF PREFERENCE STOCK	9
DESCRIPTION OF DEBT SECURITIES	10
DESCRIPTION OF WARRANTS	14
FORMS OF SECURITIES	15
PLAN OF DISTRIBUTION	16
LEGAL MATTERS	18
EXPERTS	19

ABOUT THIS PROSPECTUS SUPPLEMENT
     The terms “General Motors,” “GM,” “we,” “us,” the “Corporation” and “our” refer to General Motors Corporation.
     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information or to make any additional representations. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling securityholders are not, making an offer to sell nor soliciting an offer to buy any securities other than the securities offered pursuant to this prospectus supplement. This prospectus supplement is part of and must be read in conjunction with the accompanying prospectus dated September 4, 2008. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, is accurate as of any date other than the date on the front cover of this prospectus supplement, or the date of such incorporated information.
     We are not, and the selling securityholders are not, making an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction where offers or sales are not permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the securities may be restricted in certain jurisdictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus supplement and the accompanying prospectus may include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Our use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this prospectus supplement and the accompanying prospectus, and in related comments by our management, other than statements of historical facts, including without limitation, statements about future events or financial performance, are forward-looking statements that involve certain risks and uncertainties.
     These statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors that we believe are appropriate in the circumstances. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results. Whether actual future results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the risks and uncertainties referenced in the accompanying prospectus under the caption “Risk Factors” and elsewhere, and other factors such as the following, many of which are beyond our control:
     With respect to GM:
•	our ability to comply with the requirements of certain loan and security agreements (“U.S. Treasury Loan Agreements”) between us, certain of our domestic subsidiaries and the United States Department of the Treasury and to restructure our operations on the terms and within the timeframe and pursuant to the approval procedures contemplated by these U.S. Treasury Loan Agreements;

i

•	our ability to complete planned asset sales;

•	our ability to obtain adequate liquidity and financing sources and establish an appropriate level of debt, including our ability to negotiate with our bondholders, commercial lenders and creditors;

•	continued economic and automotive industry instability or poor economic conditions in the U.S. and global markets, including the credit markets, or changes in economic conditions, commodity prices, housing prices, foreign currency exchange rates or political stability in the markets in which we operate;

•	our ability to realize production efficiencies, to achieve reductions in costs as a result of the turnaround restructuring and health care cost reductions and to implement capital expenditures at levels and times planned by management;

•	shortages of, volatility in the price of and price increases for fuel;

•	our ability to manage the distribution channels for our products;

•	significant changes in the demand for vehicles;

•	market acceptance of our new products including cars and crossover vehicles;

•	the ability of our customers, dealers, distributors and suppliers to obtain adequate financing on acceptable terms to continue their business relationships with us;

•	significant changes in the competitive environment, including as a result of industry consolidation, and the effect of competition in our markets, including on our pricing policies or use of incentives;

•	changes in the existing, or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our products, the cost thereof or applicable tax rates;

•	costs and risks associated with litigation;

•	the effect if our auditors’ report on our 2008 consolidated financial statements contains an explanatory paragraph regarding our ability to continue as a going concern;

•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, including the estimates for the Delphi Corporation (“Delphi”) pension benefit guarantees, which could result in an impact on earnings;

•	negotiations and bankruptcy court actions with respect to Delphi’s obligations to us and our obligations to Delphi, negotiations with respect to our obligations under the benefit guarantees to Delphi employees and our ability to recover any indemnity claims against Delphi;

•	labor strikes or work stoppages at our facilities or our key suppliers such as Delphi or financial difficulties at our key suppliers such as Delphi;

•	additional credit rating downgrades and the effects thereof;

•	changes in relations with unions and employees/retirees and the legal interpretations of the agreements with those unions with regard to employees/retirees, including negotiations pursuant to the terms of the U.S. Treasury Loan Agreements and the negotiation of new collective bargaining agreements with unions representing our employees in the United States; and

•	other risks described from time to time in periodic and current reports that we file with the Securities and Exchange Commission (“SEC”).

ii

     With respect to GMAC:
•	rating agencies may downgrade their ratings for GMAC or Residential Capital, LLC in the future, which would adversely affect GMAC’s ability to raise capital in the debt markets at attractive rates and increase the interest that it pays on its outstanding publicly traded notes, which could have a material adverse effect on its results of operations and financial condition;

•	GMAC’s business requires substantial capital, and if it is unable to maintain adequate financing sources, its profitability and financial condition will suffer and jeopardize its ability to continue operations;

•	the profitability and financial condition of its operations are dependent upon our operations, and it has substantial credit exposure to us;

•	recent developments in the residential mortgage market, especially in the nonprime sector, may adversely affect GMAC’s revenues, profitability and financial condition;

•	GMAC’s ability to realize the expected benefits of its recent conversion to a bank holding company and to comply with the increased regulation and restrictions to which it is subject as a result; and

•	the worldwide financial services industry is highly competitive, and if GMAC is unable to compete successfully or if there is increased competition in the automotive financing, mortgage and/or insurance markets or generally in the markets for securitizations or asset sales, its margins could be materially adversely affected.
     Consequently, all of the forward-looking statements made in this prospectus supplement and the accompanying documents are qualified by these cautionary statements and there can be no assurance that the actual results or developments that we anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on us and our subsidiaries or our businesses or operations. We caution investors not to place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

iii

USE OF PROCEEDS
     We will not receive any proceeds from any sale of the securities by the selling securityholders, but we will receive the exercise price payable upon the exercise of the warrant, if exercised for cash. We will use the proceeds received from the exercise of the warrant, if any, for general corporate purposes, including capital expenditures, working capital and the repayment of existing indebtedness.
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
     Our common stock is currently listed on the New York Stock Exchange under the symbol “GM.” The following table contains, for the periods indicated, the high and low sale prices per share of our common stock and the cash dividend per share on such common stock.

	High	Low	Dividend
2006
First Quarter	$24.60	$18.47	$.25
Second Quarter	$30.56	$19.00	$.25
Third Quarter	$33.64	$27.12	$.25
Fourth Quarter	$36.56	$28.49	$.25

2007
First Quarter	$37.24	$28.81	$.25
Second Quarter	$38.66	$28.86	$.25
Third Quarter	$38.27	$29.10	$.25
Fourth Quarter	$43.20	$24.50	$.25

2008
First Quarter	$29.28	$17.47	$.25
Second Quarter	$24.24	$10.57	$.25
Third Quarter	$16.35	$8.51	—
Fourth Quarter	$9.90	$1.70	—

2009
First Quarter (through January 23, 2009)	$4.20	$3.15	—
     There were 333,476 holders of record of our common stock as of January 23, 2009.
     As of January 23, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $3.49.
     We have suspended the payment of dividends on our common stock and have no current plans to resume payment of a dividend. In addition, the Loan Agreement provides that we may not pay dividends on our common stock without first receiving the consent of the Treasury. Our payment of dividends in the future will be determined by our Board of Directors and will depend on our satisfaction of our obligations under the Loan Agreement, business conditions, our financial condition, our earnings and other factors.

DESCRIPTION OF THE WARRANT
     The following is a brief description of the terms of the warrant that may be resold by the selling securityholders. We originally issued the warrant to the United States Department of the Treasury, pursuant to the Warrant Agreement, dated December 31, 2008, between us and the Treasury, the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed with the SEC and is also available upon request from us.
Shares of Common Stock Subject to the Warrant
     The warrant is initially exercisable for 122,035,597 shares of our common stock. The number of shares subject to the warrant are subject to the further adjustments described below under the heading “Adjustments to the Warrant.”
Exercise of the Warrant
     The initial exercise price applicable to the warrant is $3.57 per share of common stock for which the warrant may be exercised. The warrant is perpetual and may be exercised at any time by surrender of the warrant and a completed notice of exercise and the payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either by the withholding by us of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price of the warrant.
     The per share exercise price applicable to the warrant is subject to the further adjustments described below under the heading “Adjustments to the Warrant.”
     Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the warrant (less the pro-rated exercise price of the warrant) for any fractional shares that would have otherwise been issuable upon exercise of the warrant. We will at all times reserve the aggregate number of shares of our common stock for which the warrant may be exercised. The shares of common stock issuable upon exercise of the warrant will be listed on the New York Stock Exchange.
Repurchase of the Warrant
     After the loans under the Loan Agreement are repaid in full, we will have the right to repurchase at fair market value: (i) any shares issued upon exercise of the warrant and then held by the Treasury; and (ii) the warrant.
Rights as a Shareholder
     The warrantholder shall have no rights or privileges of a holder of our common stock, including any voting rights, until (and then only to the extent) the warrant has been properly exercised. In addition, the Treasury has agreed not to exercise voting rights with respect to any shares of common stock held by it.
Adjustments to the Warrant
     Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay dividends or make distributions on our common stock in shares of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock.

     Anti-dilution Adjustment. If, in other than certain permitted transactions as described below, we issue any shares of common stock (or securities convertible into or exercisable for common stock) for (or having a conversion or exercise price) less than 90% of the market price of the common stock on the last trading day prior to pricing such shares or securities, then the number of shares of common stock into which the warrant is exercisable and the exercise price of the warrant will be adjusted. Permitted transactions include issuances:
•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•	in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of December 31, 2008.
     Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, then the number of shares of common stock into which the warrant is exercisable and the exercise price of the warrant will be adjusted to reflect such distribution.
     Certain Repurchases. If we effect a pro rata repurchase of common stock, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted.
     Business Combinations. In the event of a merger, consolidation or similar transaction involving us and requiring shareholder approval, the warrantholder’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

PLAN OF DISTRIBUTION
     The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
     The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus supplement, the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.
     In addition, any securities that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under such rules rather than pursuant to this prospectus supplement.
     In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.
     The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.
     In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.
     In offering the securities covered by this prospectus supplement, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
     In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus supplement and to the activities of the selling securityholders. In addition, we will make copies of this prospectus supplement available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

     At the time a particular offer of securities is made, if required, an additional prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
     We do not intend to apply for listing of the warrant on any securities exchange or for inclusion in any automated quotation system unless requested by the initial selling shareholder. No assurance can be given as to the liquidity of the trading market, if any, for the warrant.
     We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus supplement.

SELLING SECURITYHOLDERS
     On December 31, 2008, we issued the warrant to the United States Department of the Treasury, which is the initial selling securityholder under this prospectus supplement, in a transaction exempt from the registration requirements of the Securities Act. We were required under the terms of the Warrant Agreement between us and the Treasury to register for resale the warrant and the shares of common stock issuable upon exercise of the warrant. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus supplement, any or all of the securities they own. The securities to be offered under this prospectus supplement for the account of the selling securityholders are:
     • a warrant to purchase 122,035,597 shares of our common stock (subject to adjustment), representing beneficial ownership of approximately 19.99% of our common stock as of December 31, 2008; and
     • 122,035,597 shares of our common stock issuable upon exercise of the warrant (subject to adjustment), which shares, if issued, would represent ownership of approximately 19.99% of our common stock as of December 31, 2008.
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.
     We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus supplement. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.
     Information about the selling securityholders may change over time and changed information will be set forth in additional prospectus supplements if and when necessary.